SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS

GAFISA SA (B3: GFSA3) ("Company"), hereby informs its shareholders that it has received from GWI Brazil and Latin America Master Fund Ltd, GWI Asset Management S.A., GWI Real Estate FIA Investimento no Exterior, GWI Classic FIA, GWI Small e Mid Caps Fundo de Investimento de Ações, GWI Pipes Fundo de Investimento de Ações, GWI Leverage Fundo de Investimento em Ações, GWI High Value Fundo de Investimento em Ações Investimento no Exterior and Fundo de Investimento em Ações GWI Private Investimento no Exterior (jointly referred to as "GWI"), request for adoption of the cumulative voting process for the election of the Company's Board of Directors to be held at the Ordinary General Meeting called, on first call, for April 27, 2018 ("Meeting").

Given that GWI holds more than 5% of the Company's voting capital, the cumulative voting process will be adopted for the election of the members of the Board of Directors in the Meeting.

São Paulo, April 23, 2018.

GAFISA S.A.

Carlos Calheiros

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 23, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer